Exhibit 99.2 At the Special Meeting of the holders of Series A Preferred Shares (the “Special Meeting”) held on June 7, 2022, the holders of the Series A Preferred Shares approved all of the agenda items as proposed by the Board of Directors in the Invitation to the Special Meeting as published on May 16, 2022. The holders of the Series A Preferred Shares approved the following matters at the Special Meeting: Item 1 - Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association. The holders of the Series A Preferred Shares approved the Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association. Item 2 - Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares. The holders of the Series A Preferred Shares conferred onto the holders of the Series B Preferred Shares certain class voting rights and approved certain amendments to the class rights of the holders of the Series A Preferred Shares.